UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

MIDWEST HOLDING INC.

(Name of Issuer)

Voting Common Stock, $0.001 par value per share

(Title of Class of Securities)

59833J107

(CUSIP Number)

A. Michael Salem

Xenith Holdings LLC

c/o Vespoint LLC

1075 Old Post Road

Bedford, New York 10506

(914) 205-3039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSONS Vespoint LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 387,553,8111, [2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,038,437 1, [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,553,8111, [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.46% 1, 2,
14	TYPE OF REPORTING PERSON OO (limited liability company)

[1]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons.

2).

Based on 1,361,557,779 shares of Common Stock of the Issuer (as defined below)) outstanding as of August 1, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 14, 2020. See Item 5.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Xenith Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 [3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[3,4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% [3,4]
14	TYPE OF REPORTING PERSON OO (limited liability company)

[3]

On August 3, 2020 Xenith distributed for no consideration 1,000,537,789 shares of Common Stock to its members on a pro rata basis and did not retain beneficial ownership of any of such shares of Common Stock.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON A. Michael Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO4
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 387,553,811 [4], [5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,038,437[5,6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1387,553,811 [4,5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.46% [4,5]
14	TYPE OF REPORTING PERSON IN

[4]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons.

[5]

Based on 1,361,557,779 shares of Common Stock of the Issuer (as defined below)) outstanding as of August 1, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 14, 2020. See Item 5.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Michael W. Minnich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO6
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 387,553,8116, [7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,038,437[6],[7]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,553,811 [6,7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.46%[6,7]
14	TYPE OF REPORTING PERSON IN

[6]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons..

[7]

Based on 1,361,557,779 shares of Common Stock of the Issuer (as defined below)) outstanding as of August 1, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on August 14, 2020. See Item 5.

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the Voting Common Stock, $0.001 par value per share (the “Common Stock”) of Midwest Holding Inc., now a Delaware corporation (the “Issuer” or “Midwest”). This Amendment amends the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the Securities and Exchange Commission (“SEC”) by Xenith Holdings LLC, a Delaware limited liability company (“Xenith”), Vespoint LLC, a Delaware limited liability company (“Vespoint”). A. Michael Salem and Michael W. Minnich, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, as previously amended, filed with the SEC. The number of shares of Common Stock reported throughout this Amendment No. 5 are stated prior to the reverse stock split of Midwest’s Common Stock as disclosed in its Form 8-K filed with the SEC on August 14, 2020.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b( and Item 5(c) are hereby amended and restated in their entirety as follows:

“(a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons, other than Xenith, collectively own an aggregate of 300,038,437 shares of Common Stock and have a proxy to vote 87,706,848 shares of the Common Stock as disclosed in Item 4. The number of shares of Common Stock reported throughout this Amendment No. 5 are stated prior to the reverse stock split of Midwest’s Common Stock as disclosed in its Form 8-K filed with the SEC on August 14, 2020.

(b) Number of shares as to which each Reporting Person has, assuming all of the Securities are converted into Common Stock:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 1,361,557,779 shares of Common Stock of the Issuer outstanding as of August 1, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 14, 2020 and prior to the reverse stock split of Midwest’s Common Stock as disclosed in its Form 8-K filed with the SEC on August 14, 2020..

If the Reporting Persons and the Crestline Persons are deemed to have formed a Section 13(d) group, such group would beneficially own 522,260,659 shares of Common Stock in the aggregate, although in no case do any of Reporting Persons or the Crestline Persons have or share voting or investment power with respect to the entirety of that number of shares of Common Stock. This total is based on Crestline’s beneficial ownership of 222,222,222 shares of Common Stock as reported in Midwest’s proxy statement in Schedule 14A filed with the SEC on May 28, 2020. See the discussion of the Stockholders Agreement in Item 4.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last 60 days are as follows:

On August 3, 2020 Xenith distributed for no consideration 1,000,537,789 shares of Common Stock to its members on a pro rata basis and did not retain beneficial ownership of any of such shares of Common Stock. Vespoint, the managing member of Xenith, retained direct beneficial ownership of 300,038,437 shares of such Common Stock after giving effect to the distribution. This included a distribution of 68,915,486 shares of Common Stock to Rendezvous Capital LLC, an entity controlled by Mr. Minnich and owned by him and his spouse, for no consideration. The Reporting Persons disclaim beneficial ownership of these shares as a Section 13(d) group as the shares are beneficially owned by Rendezvous Capital LLC. The number of shares of Common Stock reported throughout this Amendment No. 5 are stated prior to the reverse stock split of Midwest’s Common Stock as disclosed in its Form 8-K filed with the SEC on August 14, 2020.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 28, 2020

XENITH HOLDINGS LLC

By:	Vespoint LLC, its managing member

	By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

VESPOINT LLC

By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

/s/ A. Michael Salem
A. Michael Salem

/s/ Michael W. Minnich
Michael W. Minnich